SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐         No ☒

Elbit Vision Systems Ltd. (the “Registrant”) will hold an Annual General Meeting of Shareholders and an Extraordinary Meeting of its Shareholders (with the exception of Altro Warenhandelsgesmbh) on October 13, 2003 at 11:00 a.m. (Israel time) and 12:00 p.m (Israel time), respectively at the offices of Yigal Arnon & Co. 1, Azrieli Center, 46th Floor, Tel Aviv, Israel. In connection with the meeting, on or about September 8, 2003, 2003 the Registrant mailed to shareholders a Notice of the Annual General Meeting of Shareholders and an Extraordinary Meeting and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting and Extraordinary Meeting and Proxy Statement and Proxy Card.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: September 8, 2003

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

EXTRAORDINARY MEETING

AND

PROXY STATEMENT/INFORMATION STATEMENT

October 13, 2003

Elbit Vision Systems Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S
SHAREHOLDERS

AND

EXTRAORDINARY MEETING
OF THE COMPANY’S SHAREHOLDERS WITH THE
EXCEPTION OF ALTRO WARENHANDELSGESMBH

October 13, 2003

        Notice is hereby given that an Annual General Meeting of the shareholders of Elbit Vision Systems Ltd. (“E.V.S.” or the “Company”) and an Extraordinary Meeting of the shareholders of the Company (other than Altro Warenhandelsgesmbh (“Altro”)) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on October 13, 2003, at 11 a.m. and 12.00 p.m., respectively, (hereinafter referred together also as the “Meeting”) for the following purposes:

Annual General Meeting

    1.        To re-elect five (5) Directors for the coming year.

    2.        To ratify the terms of compensation of one of the Company’s directors, Mr. Israel Gal.

    3.        To ratify the appointment of Luboshitz Kasierer & Co. as the independent public accountants of the Company for the year ending December 31, 2002.

    4.        To approve the appointment of Kesselman & Kesselman PriceWaterhouseCoopers as the independent public accountants for the year ending December 31, 2003

    5.        To receive the Company’s Consolidated Balance Sheet at December 31, 2002 and the Consolidated Statement of the Income for the year ended then.

        Shareholders of record at the close of business on September 5, 2003 will be entitled to notice of, and to vote at, the Annual General Meeting.

        The aforementioned proposed resolutions require the affirmative vote of a majority of the shareholders present in person or by proxy entitled to vote at this meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

Extraordinary Meeting

        To approve a plan of arrangement, according to which (i) Altro, a 34.42% shareholder of the Company, will purchase 2,000,000 shares of the Company for an aggregate purchase price of $700,000; and (ii) the Company will distribute to all of its shareholders, with the exception of Altro, four-year warrants to purchase approximately 4,000,000 of the Company’s shares. The plan reflects the terms of an agreement between the Company and Altro dated July 3, 2003. A vote approving the plan will also constitute an approval of the agreement between the Company and Altro and all actions, agreements and proceedings necessary to implement the plan.

        Approval of the plan at this Extraordinary Meeting will require the affirmative vote of a majority of the shareholders present in person or by proxy entitled to vote at this meeting conferring, in the aggregate, at least 75% of the votes actually cast with respect to the plan.

        Since the plan reflects the terms of an agreement between our company and Altro, Altro’s interest in approving the plan is different from that of the rest of our shareholders. Consequently, in accordance with Israeli law, Altro has not been invited to this Extraordinary Meeting and will have no vote on this resolution.

        Shareholders of record (other than Altro) at the close of business September 5, 2003 will be entitled to notice of, and to vote at, the Extraordinary Meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Elbit Vision Systems Ltd. Yaky Yanay Secretary

Date: September 4, 2003

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
EXTRAORDINARY MEETING
OF SHAREHOLDERS WITH THE EXCEPTION OF ALTRO
WARENHANDELSGESMBH

October 13, 2003

        The enclosed proxy is being solicited by our board of directors for use at the annual general meeting and an extraordinary meeting of our shareholders to be held on October 13, 2003, or at any adjournments thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote their ordinary shares in our company, par value New Israeli Shekel 1.00 each, covered thereby in accordance with the direction of the shareholders executing the proxy; in the absence of such instructions, the ordinary shares represented thereby will be voted in accordance with the recommendation of our board of directors.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about September 8, 2003. Directors, officers and our employees may also solicit proxies by telephone, facsimile, and personal interview.

        We will bear the cost of the preparation and mailing of our proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us. Subject to the following, only holders of record of our ordinary shares at the close of business on September 5, 2003 are entitled to notice of, and to vote at, the meeting. On September 1, 2003, 10,166,667 of our ordinary shares were outstanding. At the Annual General Meeting, each ordinary share is entitled to one vote on the matter to be voted at the meeting. Two members present, who hold or represent at least 33% of the voting rights of our issued and outstanding ordinary shares, personally or by proxy, constitute a quorum for the meeting. At the Extraordinary Meeting, each ordinary share (other than those held by Altro, which will not be present at this meeting) is entitled to one vote on the matter to be voted at the meeting. Two members present, who hold or represent at least 51% of the voting rights of our issued and outstanding ordinary share, personally or by proxy, constitute a quorum for the meeting.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of September 1, 2003, the number of ordinary shares owned by (i) all shareholders known by us to own more than 5% or our ordinary shares and (ii) all directors and officers as a group:

Identity of Person or Group	Amount Owned	Percent of Class
Altro Warenhandelsgesmbh (1)(2)(3)(4)(5)	3,500,000	34.42%
Elbit Ltd.	2,647,643	26.04%
All directors and officers as a group	6,558,396	64.51%

(1)	All 3,500,000 shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro in the sum of $1,500,000.

(2)	In March 2001 Elbit and Nir Alon entered into a Shareholders Agreement in which Elbit and Nir Alon agreed to vote their shares at meetings of our shareholders for the appointment of four members of our board nominated by Nir Alon (including the appointment of Nir Alon as chairman of our board), one member of our board nominated by Elbit (for as long as Elbit holds at least 7.5% of our outstanding share capital), a second member of the board nominated by Elbit in the event that the second closing did not take place, and Yossi Barath for as long as he was entitled to be appointed director pursuant to the Formation Agreement.

(3)	Simultaneously with its sale of two million of our outstanding ordinary shares to Mr. Nir Alon in March 2001, Elbit Ltd. granted an irrevocable proxy to Alon, according to which he was granted the right to vote such Proxy Shares until the expiration of eighteen months following the second closing of the purchase agreement between them, which was due to take place in March 2002, after which the proxy would terminate only with respect to the Proxy Shares which Elbit would sell or transfer from time to time. The second closing did not take place.

(4)	Includes 75,000 ordinary shares which are subject to an option to purchase shares granted on March 29, 2001, by Mr. Alon to Mr. Yossi Barath, one of our founders and a member our board of directors. The exercise price of the option is $1.00 per share.

(5)	On August 16, 2002, Mr. Nir Alon, the chairman of our board of directors, transferred all of his shares in our company to Altro, an Austrian company, wholly owned by Mr. Nir Alon and a company controlled by him.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

PROPOSAL I OF THE ANNUAL GENERAL MEETING

RE-ELECTION OF DIRECTORS

        The board of directors of the Company has designated the persons named below for re-election to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the re-election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the board of directors may propose. The following nominees who are currently directors of the Company have advised the Company that they will continue to serve as directors upon re-election.

        The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

Nir Alon	41	Nir Alon was appointed as chairman of the board of directors in February 2001. Since 1990, he has been the president of Altro Warenhandelsgesmbh, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company. Mr. Alon holds a Bachelor of Arts degree in social sciences from Tel-Aviv University.

Jossef Barath	53	Jossef (Yossi) Barath is one of our founders and has been one of our Director's since our inception. He served as our president and chief executive officer from our inception until May 1998. Mr. Barath is a member of the board of directors of SADOT Research & Development Fund Ltd. (a publicly traded company on TASE). From 1987 to 1990, Mr. Barath served as director of marketing and business development at Inframetrics, Inc., a subsidiary of Elbit Ltd. From 1984 to 1987, he served as head of marketing of Elbit Ltd's Ground Systems Division. From 1982 to 1983, Mr. Barath was the managing director of Elbit Data System Ltd., a British subsidiary of Elbit Ltd. Previously, Mr. Barath served as a research and development officer in the communications and technology division of the Israeli Defense Forces. Mr. Barath has a Bachelor of Science degree in electrical engineering from the Technion and is a graduate of the Executive Business Program at the Sloan School of Business at Massachusetts Institute of Technology.

Israel Gal	52	Israel Gal is currently the president and CEO of Espro Information Technologies. From 1993 to 1996, Mr. Gal served as a general director of a subsidiary of the Koor Industries Group. From 1990 to 1993 Mr. Gal was the manager of the Bank Tefachot's central branch. From 1970 to 1990, Mr. Gal served in the Israel Defense Forces (the "IDF"). His service included, staff and command positions in IDF's field units and in the General Staff Headquarters, and the establishment and commanding of an elite field unit which integrated a warfare system based on complex advanced technologies. Mr. Gal completed his army service with the rank of Colonel. Mr. Gal holds a Bachelor's degree in Economics and Business Administration from Bar-Ilan University and a Master's degree in Political Science and International Relations from the University of Haifa.

Benny Yehezkel	37	Benny Yehezkel currently holds the CEO position at Elron Telesoft Ltd. Prior to his current position, Mr. Yehezkel held several positions in the Elron Electronic Industries group including, VP of Business Development position at Elbit Ltd, CEO at Dealigence Inc., and CEO at ICC Ltd. During 1998-2000, Mr. Yehezkel was CEO of a call/contact center application start-up company, Sintec Call Centers Ltd ("SCC"), which became a leading company in the Israeli telecommunication, newspaper, and outsourced service provider market. From 1994 to 1998 Mr. Yehezkel co-managed, Limtec Ltd ("Limtec"), a start-up company, which produced software for intensive care units. Mr. Yehezkel holds a Bachelor of Science degree in Computer Science from the Technion and a MBA from Tel-Aviv University.

Shlomo Alon	65	Shlomo Alon, father of Nir Alon, was appointed to the Company's board of directors on August 2901. Since 1999 Mr. Alon has been the Chairman of Cell-Tel Wireless, Israel, which specializes in communications. In 1979 Mr. Alon founded Altro Vienna GmbH, a company that is active in the field of textiles. From 1961 through 1978, Mr. Alon worked for several different departments in Koor Maarachot, filling various managerial positions. From 1971 through 1975, Mr. Alon was the General Manager of Koor Maarachot in Israel and from 1975 until 1978 was General Manager of the Vienna Austria branch of Koor Maarachot. Mr. Alon holds a Bachelor of Arts degree in Economy from Tel-Aviv University.

        Any shareholder communication regarding director nominees for reelection should be directed to Yaky Yanay, Chief Financial Officer and Secretary, Elbit Vision Systems Ltd., New Industrial Park, Post Office Box 140, Yoqneam, Israel.

        The Company’s Articles of Association specify that the number of directors will be at least two but not more than nine.

RESOLVED: That the re-elections of Nir Alon, Jossef Barath, Israel Gal, Benny Yehezkel, and Shlomo Alon to serve as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders, are hereby ratified.

The re-election of the above named directors requires the affirmative vote of a majority of the ordinary shares present at the Meeting.

        The Israel Companies Law, 1999, as amended (the “Israel Companies Law”), requires publicly held Israeli companies to appoint at least two external directors (“External Directors”). The external directors shall be appointed by (i) the majority of votes at the General Meeting including at least one third of all votes of the shareholders who are not controlling members in the Company or its representatives and who are present at the vote or (ii) the majority of votes at the General Meeting on condition that the total of opposing votes from among the above shareholders does not exceed 1% of all the voting rights in the company. The External Directors must be unaffiliated with the company and its principals. Under the Israel Companies Law, any committee of the board of directors which is authorized to exercise any function of the board must include at least one External Director. External Directors are appointed for three-year terms and may be reappointed for one additional three-year term. Meir Amit and Tzvi Piran, who currently serve as External Directors of the Company, were appointed in 2002 for three year terms. Certain information concerning Messrs. Amit and Piran is set forth below:

Tzvi Piran is and has been a Professor of Physics at the Hebrew University in Jerusalem since 1986. Prior to that, he served as a visiting professor to various Ivy-League universities worldwide, including the Universities of Harvard and Columbia in the United States. He has been a member of the Steering Committee for the Israel Space Agency since 1999 and the Chairman of the Appointment Committee for Sciences, Medicine and Agriculture since 2001. Mr. Piran is also the Founder of the Jerusalem Winter School for Theoretical Physics and was its Chairman from 1981-1992. He is the author of 11 scientific books, including the popular Hebrew book — “The Big Bang”, and of over 200 publications in scientific journals worldwide. Mr. Piran holds a Bachelor’s degree in Physics from Tel-Aviv University, a Master’s degree in Space Science from Tel-Aviv University, a Ph.D in Physics from Hebrew University and completed his post-doctoral fellowship in Oxford University, England and at the University of Texas in Austin, Texas.

Major-General (Res.) Meir Amit served in several command positions in the Haganah (the pre-state Israeli army), Israel Defense Force and Defense establishment for over thirty years, ending his military career in 1968 as Head of the Mossad, Israel’s Intelligence Agency, after having served in that position for 6 years. In 1981, Major-General Amit initiated Israeli satellite project “Amos”, and is the Chairman of the Board of Directors of “Spacecom”, the company that owns the satellite. He is currently the Chairman of Board of Directors of “Hallal”, Israel’s space program and of Spark Venture Capital Fund. Major-General Amit was elected to the Israeli Parliament in 1977, where he remained a member until 1982. In 1977, he served as the Israeli Minister of Transportation and Communications. He was appointed Director-General of Koor Industries, one of Israel’s largest investment holding companies, in 1968 and served in that position for nine years. Major-General Amit also serves on the boards of a number of Israeli companies and corporations.

PROPOSAL II OF THE ANNUAL GENERAL MEETING

PROPOSAL TO RATIFY THE TERMS OF COMPENSATION OF ONE OF THE
COMPANY'S DIRECTORS, MR. ISRAEL GAL

        Pursuant to the Israel Companies Law 5759-1999 (the “Law”), the terms of compensation of members of the board of directors requires approval of the audit committee, the board of directors and shareholders of the Company. Our board of directors recommends that Mr. Israel Gal, a director of the Company be paid (i) an annual compensation of NIS 10,560 (approximately $2,500) and (ii) a one time payment of NIS 650 (approximately $150) per meeting of the board of directors or any committee thereof attended, in consideration for his services as director of the Company, and for such payments to be applied retroactively from December 1, 2002.

        In compliance with the Law, it is proposed that at the Meeting the Shareholders adopt the following resolutions:

        RESOLVED, that the payment of (i) an annual compensation of NIS 10,560 (approximately $2,500) and (ii) a one time payment of NIS 650 (approximately $150) per meeting of the board of directors or any committee thereof attended, to Mr. Israel Gal, and for such payments to be applied retroactively from December 1, 2002, be, and hereby is, approved and ratified.

        The payment of compensation to Mr. Israel Gal has been approved by the audit committee and the board of directors of the Company. Ratification of the terms of compensation to such directors by the shareholders requires the affirmative vote of a majority of the ordinary shares represented at the Meeting.

PROPOSAL III OF THE ANNUAL GENERAL MEETING

PROPOSAL REQUIRING RATIFICATION OF APPOINTMENT OF
INDEPENDENT PUBLIC ACCOUNTS

        The board of directors has appointed the accounting firm of Luboshitz Kasierer & Co. as the independent public accountants of the Company for the year ending December 31, 2002. Luboshitz Kasierer & Co. has audited the Company’s books and accounts and performed other accounting services for the Company since 1993. Luboshitz Kasierer & Co. performed the Company’s yearly audit for the fiscal year ended December 31, 2002.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Luboshitz Kasierer & Co. as the independent public accountants of the Company for the year ending December 31, 2002 and the authorization of the board of directors to fix the remuneration of such auditors in accordance with the volume and nature of their services are hereby ratified.

        Ratification of the appointment of Luboshitz Kasierer & Co. requires affirmative vote of a majority of the ordinary shares represented at the Meeting.

        The board of directors recommends that the shareholders vote “FOR” the ratification of Luboshitz Kasierer & Co. as the independent public accountants of the Company for the year ending December 31, 2002.

PROPOSAL IV OF THE ANNUAL GENERAL MEETING

PROPOSAL REQUIRING APPROVAL OF APPOINTMENT OF
INDEPENDENT PUBLIC ACCOUNTS

        The Board of Directors has appointed the accounting firm of Kesselman & Kesselman PriceWaterhouseCoopers as the independent public accountants of the Company for the year ending December 31, 2003

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Kesselman & Kesselman PriceWaterhouseCoopers as the independent public accountants of the Company for the year ending December 31, 2003 and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services are hereby approved.

        Approval of the appointment of Kesselman & Kesselman PriceWaterhouseCoopers requires affirmative vote of a majority of the Ordinary Shares represented at the Meeting.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Kesselman & Kesselman/ PriceWaterhouse Coopers as the independent public accountants of the Company.

MATTERS RELATING TO THE EXTRAORDINARY MEETING

PROPOSAL OF THE EXTRAORDINARY MEETING

REQUIRING APPROVAL OF THE PLAN OF ARRANGEMENT

Background

        In March 2001, Mr. Nir Alon, our chairman, purchased 1.5 million of our ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1.5 million shares at a price per share of $1.00; provided that our financial results for 2001 met certain minimum thresholds. In March 2002, we agreed to permit Altro Warenhandelsgesmbh, an Austrian company wholly owned by Mr. Alon’s family (“Altro”), to complete the second investment in nine equal monthly installments commencing March 2002, and in May 2002, we deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not completed by Altro.

        Our audit committee and board of directors approved the following proposed plan of arrangement.

THE PLAN OF ARRANGEMENT

        Our audit committee and board of directors have agreed to cancel Altro’s prior commitment to invest in our company and replace it with new investment terms and a warrant distribution. Altro will purchase 2 million of our ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments commencing immediately following approval of the plan, and to be completed by approximately August 2004 following which time Altro is expected to hold approximately 45.21 % of our outstanding shares.

         Altro Investment

        The initial payment in the amount of $280,000 will be made on the first business day following the approval of the plan of arrangement by the Haifa District Court; and the remaining four installments, each in the sum of $105,000 (for an aggregate of $420,000) shall be paid commencing 90 days after the initial payment date and each 90 days thereafter. None of our shares shall be issued to Altro until Altro has paid us an aggregate of $490,000 no later than 180 days after the initial payment date (with all other installments having been paid on time). In the event that Altro has not paid an aggregate of $490,000 within 180 days following the initial payment date (with all other installments having been paid on time), all payments made by such date by Altro to us shall be converted into a non-returnable grant, none of our shares shall be issued in connection with such payments and Altro shall have no claims of any kind us in connection with any payments made by it to us.

        Provided Altro has paid us an aggregate of $490,000 no later than 180 days after the initial payment date (with all other installments having been paid on time), we will issue to Altro four hundred thousand (400,000) of our ordinary shares, no later than five days following such payment. Provided Altro has paid us an aggregate of $595,000 no later than 270 days after the initial payment date (with all other installments having been paid on time), we will issue to Altro one million, one hundred thousand (1,100,000) of our ordinary shares, no later than five days following such payment. Provided Altro has paid us an aggregate of $700,000 no later than 360 days after the initial payment date (with all other installments having been paid on time), we will issue Altro five hundred thousand (500,000) of our ordinary shares, no later than five days following such payment.

        Altro has already paid $50,000 to a trustee on account of the first installment, which will be transferred to us immediately upon approval of the plan of arrangement by the Haifa District Court.

         Warrant Distribution

        We will distribute four-year warrants to purchase approximately four million (4,000,000) of our ordinary shares to all of our shareholders on the distribution record date (see below), other than Altro, on a pro rata basis. Each warrant will be exercisable at a price of $0.35 per share. The warrants will include protective adjustment provisions for certain extraordinary transactions including “going private” transactions or rights offerings commenced during the term of the warrants. The final terms of the warrants will be brought for the approval of our audit committee.

        The warrants will be aggregated for all of the ordinary shares you own on the distribution record date and then rounded down to the nearest whole number. We will neither issue fractional warrants nor cash in lieu thereof. You may only exercise a whole number of warrants.

        We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the exercise price. The $0.35 per warrant exercise price should not be considered an indication of our actual value or the actual value of our ordinary shares. In determining the exercise price of the warrants, our board of directors desired to offer to our shareholders the opportunity to invest in securities at the same price that Altro will be paying for the shares it is purchasing. On September 3, 2003, the last reported sale price of our ordinary shares on the NASDAQ SmallCap Market was $0.27 per share.

        Assuming that all of the warrants we are distributing are exercised, and including the ordinary shares to be sold to Altro under the new investment agreement, we will issue an additional approximately 6,000,000 ordinary shares, pursuant to this plan. This would represent a 59.02% increase in the number of our outstanding ordinary shares. Assuming all of our shareholders exercise the warrants being distributed, the relative holdings of our shareholders will increase by approximately 10%. However, if none of the warrants are exercised the relative holdings of the shareholders of the company as a group (other than Altro) will be diluted by approximately 10% from their current position. To the extent that you do not exercise your warrants, but warrants are exercised by other shareholders in this warrant distribution, your proportionate voting interest will be reduced, and your percentage ownership of our expanded equity after exercise of the warrants will be disproportionately diluted.

        We cannot assure you that the public trading market price of our ordinary shares will not decline to below the exercise price of the warrants, after you elect to exercise your warrants. If that occurs, you will have purchased our ordinary shares at a price above the prevailing market price and you will have an immediate unrealized loss.

        The number of ordinary shares issuable upon the exercise of the warrants is subject to adjustments in the event of subdivisions, combinations, reclassifications of our ordinary shares and warrant distributions. In the event that as a result of any action initiated by us or Altro which would result in the cancellation or impairment of the warrants prior to their expiration date, then upon the closing of such transaction the party initiating such transaction shall cause the warrant holders to be paid compensation based on an accepted accounting formula (Black and Scholls) which will take into account the then remaining duration of the warrant, the price per share of the transaction pursuant to which the warrant is proposed to be prematurely cancelled or impaired and the exercise price of the warrant. In the event that following this distribution of warrants and prior to the expiration date of the warrants we shall complete a rights distribution of securities to all of our shareholders, warrant holders shall be treated as if they were our shareholders when we distribute the rights.

        In order to be entitled to receive the warrants pursuant to the plan, our shareholders must be holders of record of our shares by the date set by our audit committee and board of directors, as the record date for the distribution of the warrants. This date will be declared shortly after the approval of the plan by the Israeli District Court of Haifa.

        The consummation of the plan of arrangement is subject to the satisfaction of the following conditions: (i) approval of the plan by our shareholders; (ii) approval of the plan by the Israeli District Court of Haifa, pursuant to the provisions of Section 350 of the Israeli Companies Act; (iii) all governmental or regulatory approvals necessary to implement the plan, including the declaration of effectiveness of the registration statement relating to the distribution of the warrants under the 1933 Act; and (iv) receipt of the consents of any third parties required for implementation of the plan.

        In a letter dated February 9, 2003, the Israeli Securities Authority informed us that we are not required to publish a prospectus in Israel for the purposes of effecting the warrant distribution.

        In the event that we do not obtain the approvals set forth above or do obtain the approvals above but we are unable to obtain an order issued by the U.S. Securities and Exchange Commission declaring the effectiveness of the registration statement relating to the distribution of the warrants, under the U.S. Securities Act 1933, all payments received by Altro will be returned to Altro and any shares issued to Altro in this transaction will be canceled.

        In the event that Altro fails to pay any of the installments in full and on time, then all sums paid to us or to the trustee for our benefit, shall be retained by us, or transferred by the trustee to us, as applicable, for no further consideration due to Altro.

        Each of our shareholders is urged to consult with its own tax advisor as to the specific tax consequences to such holder of the receipt of the warrants and any shares issued upon their exercise.

        Our shareholders are requested to adopt the following resolution:

        RESOLVED, that the plan of arrangement be approved and adopted in all respects.

        Since the plan reflects the terms of an agreement between our company and Altro, Altro’s interest in approving the plan is different from that of the rest of our shareholders. Consequently, in accordance with Israeli law, Altro has not been invited to this special meeting and will have no vote on this resolution at this meeting. Nevertheless, Altro has committed to approve the transaction at a separate meeting held for itself.

        In accordance with Israeli law, approval of this resolution requires the affirmative vote of a majority of our shareholders present at the meeting, in person or by proxy, conferring in the aggregate, at least 75% of the votes actually cast with respect to the plan.

        Our board of directors (excluding Mr. Nir Alon and his father, Mr. Shlomo Alon) recommends that the shareholders vote “FOR” the approval of the above resolution.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: September 4, 2003

Exhibit 2

ANNUAL GENERAL MEETING AND EXTRAORDINARY MEETING OF SHAREHOLDERS OF

ELBIT VISION SYSTEMS LTD.

October 13, 2003

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ê  Please detach along perforated line and mail in the envelope provided.  ê

■
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE☒
1. RE-ELECTION OF DIRECTORS:			PROPOSALS OF THE ANNUAL GENERAL MEETING		FOR	AGAINST	ABSTAIN
Please note that the Directors are elected as a group, not individually			2.	PROPOSAL TO RATIFY THE TERMS OF COMPENSATION OF ONE OF THE COMPANY'S DIRECTORS, MR. ISRAEL GAL	☐	☐	☐
		NOMINEES:
☐	FOR ALL NOMINEES	Nir Alon Jossef Barath
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	Israel Gal Benny Yehezkel Shlomo Alon	3.	PROPOSAL REQUIRING RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2002.	☐	☐	☐
			4.	PROPOSAL REQUIRING APPROVAL OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2003	☐	☐	☐
			PROPOSAL OF THE EXTRAORDINARY MEETING.
			1.	PROPOSAL REQUIRING APPROVAL OF THE PLAN OF ARRANGEMENT	☐	☐	☐
			THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

The undersigned hereby acknowledges receipt of the Notice of an Annual General and Extraordinary Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.

		☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

■

■

ELBIT VISION SYSTEMS LTD.

For the Annual General Meeting of the Company's Shareholders and Extraordinary Meeting of the Company's Shareholders with the Exception of Altro Warenhandelsgesmbh to be held on October 13, 2003
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Elbit Vision Systems Ltd. (“E.V.S.” or the “Company”) hereby appoints Yaky Yanay, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the Company's shareholders and an Extraordinary Meeting of the shareholders of the Company (other than Altro Warenhandelsgesmbh (“Altro”)) which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on October 13, 2003, at 11 a.m. and 12.00 p.m.(local time), respectively, and all adjournments and postponements thereof.

(Continued and to be signed on the reverse side)

■	14475 ■